Exhibit 99.1

Vedanta Limited (formerly Sesa Sterlite Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2016

				(₹ in Crore except as stated)

		Quarter ended			Half year ended
S. No.	Particulars	30.09.2016 (Unaudited)	30.06.2016 (Unaudited)	30.09.2015 (Unaudited)	30.09.2016 (Unaudited)	30.09.2015 (Unaudited)
1	Income from operations

	a) Sales / income from operations	7,046.10	7,581.97	7,752.83	14,628.07	16,085.99

	b) Other operating income	41.96	33.55	35.52	75.51	62.54

	Total income from operations	7,088.06	7,615.52	7,788.35	14,703.58	16,148.53

2	Expenses

	a) Cost of materials consumed	3,935.57	4,140.54	4,075.29	8,076.11	8,552.78

	b) Purchases of stock-in-trade	13.86	170.34	322.13	184.20	477.46

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	77.16	(218.19)	211.65	(141.03)	423.69

	d) Employee benefits expense	171.76	202.36	131.44	374.12	294.98

	e) Depreciation and amortisation expense	317.46	302.21	271.57	619.67	541.93

	f) Power and fuel charges	990.95	1,021.77	1,091.26	2,012.72	2,403.49

	g) Exchange loss - (net)	—	—	38.79	—	32.24

	h) Excise duty on sales	439.33	471.83	511.07	911.16	992.00

	i) Other expenses	663.61	779.23	547.59	1,442.84	1,135.97

	Total expenses	6,609.70	6,870.09	7,200.79	13,479.79	14,854.54

3	Profit from operations before other income, finance costs and exceptional items	478.36	745.43	587.56	1,223.79	1,293.99

4	a) Other income	197.61	51.04	340.58	248.65	1,083.07
	b) Exchange gain/(loss) - (net)	20.50	(8.87)	—	11.63	—

5	Profit from ordinary activities before finance costs and exceptional items	696.47	787.60	928.14	1,484.07	2,377.06

6	Finance costs	971.12	907.39	900.17	1,878.51	1,739.66

7	(Loss) / profit from ordinary activities after finance costs but before exceptional items	(274.65)	(119.79)	27.97	(394.44)	637.40

8	Exceptional items	—	—	3.02	—	23.45

9	(Loss) / profit from ordinary activities before tax	(274.65)	(119.79)	24.95	(394.44)	613.95

10	Tax expense (including deferred tax and net of MAT credit entitlement)	—	—	6.79	—	6.79

11	Net (loss)/ profit for the period (A)	(274.65)	(119.79)	18.16	(394.44)	607.16

12	Net (loss)/ profit for the period before exceptional items	(274.65)	(119.79)	21.18	(394.44)	630.61

13	Other Comprehensive (loss)/ income (B)	36.86	(74.45)	(15.11)	(37.59)	29.67

14	Total Comprehensive (loss)/ income (A+B)	(237.79)	(194.24)	3.05	(432.03)	636.83

15	Paid-up equity share capital (face value of Re. 1 each)	296.50	296.50	296.50	296.50	296.50

16	(Loss)/Earnings per share after exceptional items (Rs.) (not annualised)

	-Basic	(0.93)	(0.40)	0.06	(1.33)	2.05

	-Diluted	(0.93)	(0.40)	0.06	(1.33)	2.05

17	(Loss)/Earnings per share before exceptional items (Rs.) (not annualised)

	-Basic	(0.93)	(0.40)	0.07	(1.33)	2.13

	-Diluted	(0.93)	(0.40)	0.07	(1.33)	2.13

		Quarter ended			Half year ended
S. No.	Segment Information	30.09.2016 (Unaudited)	30.06.2016 (Unaudited)	30.09.2015 (Unaudited)	30.09.2016 (Unaudited)	30.09.2015 (Unaudited)
a)	Copper	4,201.11	4,291.42	4,731.98	8,492.53	9,819.67
b)	Iron Ore	529.13	1,011.02	440.85	1,540.15	953.59
c)	Aluminium	2,167.53	2,079.89	2,050.19	4,247.42	4,113.07
d)	Power	148.33	204.48	530.55	352.81	1,200.92

	Total	7,046.10	7,586.81	7,753.57	14,632.91	16,087.25

Less:	Inter Segment Revenue	—	4.84	0.74	4.84	1.26

	Net Sales/Income from Operations	7,046.10	7,581.97	7,752.83	14,628.07	16,085.99

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Copper	315.93	427.11	527.49	743.04	1,053.98
b)	Iron Ore	75.27	311.28	16.90	386.55	69.12
c)	Aluminium	135.20	13.70	45.06	148.90	102.90
d)	Power	(27.11)	22.11	39.77	(5.00)	123.76

	Total	499.29	774.20	629.22	1,273.49	1,349.76

Less:	Finance costs	971.12	907.39	900.17	1,878.51	1,739.66
Add:	Other unallocable income net off expenses	197.18	13.40	298.92	210.58	1,027.30
Less:	Exceptional items	—	—	3.02	—	23.45

	Profit/(loss) before tax	(274.65)	(119.79)	24.95	(394.44)	613.95

3	Segment Assets
a)	Copper	7,899.40	7,228.63	7,688.06	7,899.40	7,688.06
b)	Iron Ore	2,950.92	2,815.76	3,128.59	2,950.92	3,128.59
c)	Aluminium	39,241.33	37,365.65	32,761.00	39,241.33	32,761.00
d)	Power	2,556.35	2,372.36	8,351.07	2,556.35	8,351.07
e)	Unallocated	49,341.00	44,497.51	33,419.69	49,341.00	33,419.69

	Total	101,989.00	94,279.91	85,348.41	101,989.00	85,348.41

4	Segment Liabilities
a)	Copper	11,825.30	11,566.81	11,843.46	11,825.30	11,843.46
b)	Iron Ore	853.83	900.81	755.17	853.83	755.17
c)	Aluminium	7,605.59	4,604.40	5,612.34	7,605.59	5,612.34
d)	Power	258.70	126.16	1,302.67	258.70	1,302.67
e)	Unallocated	42,199.68	36,685.11	30,532.53	42,199.68	30,532.53

	Total	62,743.10	53,883.29	50,046.17	62,743.10	50,046.17

The main business segments are (a) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore including pig iron & metallurgical coke (c) Aluminium which consist of manufacturing of alumina and various aluminium products and (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

Three units of 600 MW each at Jharsuguda have been converted from commercial power plant to captive power plant pursuant to an order of Orissa Electricity Regulatory Authority. Accordingly, the revenue, results, segment assets and segment liabilities of these plants have been disclosed as part of Aluminium segment with effect from April 1, 2016.

Statement of Assets and Liabilities

(₹ in Crore)

Particulars		As at 30.09.2016 (Unaudited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	27,598.92
	(b) Capital Work in Progress	14,509.84
	(c) Other Intangible assets	134.56
	(d) Financial assets
	(i) Investments	44,532.92
	(ii) Others	65.90
	(e) Deferred tax assets (net)	234.25
	(f) Other non-current assets	3,497.90

	Total non-current assets	90,574.29

2	Current assets
	(a) Inventories	5,485.47
	(b) Financial Assets
	(i) Investments	1,439.64
	(ii) Trade receivables	1,921.39
	(iii) Cash and cash equivalents	412.99
	(iv) Other Bank Balances	259.20
	(v) Loans	342.79
	(vi) Others	195.51
	(c) Other Current Assets	1,357.72

	Total current assets	11,414.71

	Total assets	101,989.00

B	EQUITY AND LIABILITIES
1	Equity
	(a) Share capital	296.50
	(b) Other equity	38,949.40

	Total Equity	39,245.90

	Liabilities
2	Non-current Liabilities
	(a) Financial liabilities
	(i) Borrowings	25,761.62
	(ii) Other financial liabilities	198.44
	(b) Provisions	7.78
	(c) Other non-current liabilities	2,226.55

	Total non-current liabilities	28,194.39

3	Current Liabilities
	(a) Financial liabilities
	(i) Borrowings	12,591.98
	(ii) Trade payables	13,009.82
	(iii) Other financial liabilities	5,008.67
	(b) Other current liabilities	3,844.04
	(c) Provisions	50.46
	(d) Current Tax Liabilities	43.74

	Total current liabilities	34,548.71

	Total Equity and Liabilities	101,989.00

Notes:-

1	The above results of Vedanta Limited (“the Company”) for the quarter and half year ended September 30, 2016 have been reviewed by the Audit Committee at its meeting held on October 27, 2016 and approved by the Board of Directors at their meeting held on October 28, 2016. The statutory auditors of the Company have carried out limited review of the same.

2	The Board declared an interim dividend @ 175% i.e. ₹ 1.75 per equity share of ₹ 1/- each. The record date for the payment of interim dividend is November 8, 2016.

3	The Company adopted Indian Accounting Standard (“Ind AS”) and accordingly these financial results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34 Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder. The date of transition to Ind AS is April 1, 2015. The impact of transition has been accounted for in opening reserves and the comparative period has been restated accordingly. However, the opening balance sheet as at April 1, 2015 and the results for the subsequent periods would get finalised along with the annual financial statements for the year ended March 31, 2017.

4	On July 22, 2016, Vedanta Limited and its subsidiary Cairn India Limited revised the terms of the proposed merger between Vedanta Limited and Cairn India Limited which was initially announced on June 14, 2015. As per the revised terms, upon the merger becoming effective, non-controlling i.e. public shareholders of Cairn India will receive for each equity share held, one equity share in Vedanta Limited of face value ₹ 1 each and four 7.5% Redeemable Preference Shares in Vedanta Limited with a face value of ₹ 10 each. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India Limited. NSE and BSE have provided their ‘No Objection’ to the proposed merger, and shareholders of Vedanta Limited, Cairn India Limited, Vedanta Resources Plc and the secured and unsecured creditors of Vedanta Limited have approved the Scheme with requisite majority. The Scheme is now subject to the approval of the jurisdictional High Courts and other regulatory approvals.

5	Reconciliation of net profit as per erstwhile Indian GAAP as previously reported and IND AS is as follows:

₹ in Crore

S. No.	Particulars	Quarter ended 30.09.2015
1	Net profit as per erstwhile Indian GAAP	12.18
2	Adjustments
	Depreciation on Fair Valuation of Property, Plant & Equipment	(7.44)
	Major overhaul cost capitalized (net of depreciation)	15.22
	Other Adjustments	(1.80)
3	Net profit as per Ind AS	18.16

4	Add: Other Comprehensive Income	(15.11)

5	Total Comprehensive Income as per Ind AS	3.05

Notes:-

6	Additional disclosures as per Regulation 52(4) of Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

a)	Previous due date of Interest/Principal repayment, payment made on respective due date:

S. No.	Particulars	Previous Due Date (1st April to 30th September 2016)
		Principal Due Date	Interest Due Date
1	NCD’s- INE268A07145 bearing interest 9.10%	—	5th April 2016
2	NCD’s- INE268A07152 bearing interest 9.17%	—	4th July 2016
3	NCD’s- INE268A07160 bearing interest 9.17%	—	5th July 2016
4	NCD’s- INE205A07030 bearing interest 9.70%	—	18th August 2016

b)	Next due date of Interest/Principal repayment along with amount due is as follow:

S. No.	Particulars	Next Due Date and Amount due (1st October to 31st March 2017)
		Principal Due Date	Amount Due (Rs. Crore)	Interest Due Date	Amount Due (Rs. Crore)
1	NCD’s- INE268A07103 bearing interest 9.40%	—	—	25th October 2016	47.00
2	NCD’s- INE205A07014 & INE205A07022 bearing interest 9.36%	—	—	1st November 2016	140.40
3	NCD’s- INE268A07111 bearing interest 9.40%	—	—	27th November 2016	47.00
4	NCD’s- INE268A07129 bearing interest 9.24%	—	—	6th December 2016	46.20
5	NCD’s- INE268A07137 bearing interest 9.24%	—	—	20th December 2016	46.20

c)	The Credit Rating by CRISIL for the NCD’s issued continues to be “AA-/Stable”.

d)	The Listed Non-Convertible debentures of the company aggregating ₹ 9,950.00 Crore as on 30th September 2016 are secured by way of first mortgage/charge on certain assets of the company, and the asset cover thereof exceeds 125% and 100% of the principal amount of ₹ 9,200.00 Crore and ₹ 750.00 Crore respectively, as required as per the terms of the Issue.

		(₹ in Crore except as stated)

	Particulars	30th September 2016	30th September 2015
e)	Net Worth (Equity + Reserves and surplus)	39,245.90	35,302.24
f)	Debenture Redemption Reserve	1,362.95	887.14
g)	Interest Service Coverage Ratio (No. of times)	3.91	1.78
h)	Debt Service Coverage Ratio (No. of times)	2.01	0.53
i)	Debt- Equity Ratio (No. of times)	1.29	1.11

7	Formulae for computation of ratios are as follows:

a)	Debt equity ratio	Debt / (paid up equity capital + reserves and surplus)
b)	Debt service coverage ratio*	Earnings before interest, depreciation and tax/ (interest expense + principal payments of long term loans)
c)	Interest service coverage ratio*	Earnings before interest, depreciation and tax / interest expense

* Ratio’s have been computed based on last twelve months numbers.

8	Previous period figures have been regrouped / rearranged, wherever necessary, to conform to current period presentation.

By Order of the Board

Place : New Delhi	Thomas Albanese
Dated : October 28, 2016	Chief Executive Officer & Whole Time Director

Vedanta Limited (formerly Sesa Sterlite Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2016

(₹ in Crore  except as stated)

		Quarter ended			Half year ended
S. No.	Particulars	30.09.2016 (Unaudited)	30.06.2016 (Unaudited)	30.09.2015 (Unaudited)	30.09.2016 (Unaudited)	30.09.2015 (Unaudited)
1	Income from operations

	a) Sales / income from operations	16,583.72	15,236.08	17,317.31	31,819.80	35,200.40

	b) Other operating income	193.96	73.07	211.56	267.03	276.66

	Total income from operations	16,777.68	15,309.15	17,528.87	32,086.83	35,477.06

2	Expenses

	a) Cost of materials consumed	4,864.26	4,967.61	5,102.10	9,831.87	10,669.18

	b) Purchases of stock-in-trade	25.29	428.70	265.27	453.99	341.93

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(95.30)	(491.77)	496.06	(587.07)	307.71

	d) Employee benefits expense	550.75	578.48	617.63	1,129.23	1,279.64

	e) Depletion, depreciation and amortisation expense	1,528.85	1,513.90	1,527.07	3,042.75	3,047.64

	f) Power and fuel charges	2,258.84	2,206.76	2,247.31	4,465.60	5,001.62

	g) Exchange (gain) / loss - (net)	(4.22)	66.82	—	62.60	—

	h) Excise duty on sales	918.08	872.07	977.02	1,790.15	1,916.40

	i) Other expenses	3,592.60	3,240.87	3,521.74	6,833.47	7,543.84

	Total expenses	13,639.15	13,383.44	14,754.20	27,022.59	30,107.96

3	Profit from operations before other income, finance costs and exceptional items	3,138.53	1,925.71	2,774.67	5,064.24	5,369.10

4	a) Other income	1,252.08	1,115.39	1,336.19	2,367.47	2,310.29

	b) Exchange gain - net	—	—	33.21	—	5.42

5	Profit from ordinary activities before finance costs and exceptional items	4,390.61	3,041.10	4,144.07	7,431.71	7,684.81

6	Finance costs	1,450.28	1,393.06	1,445.94	2,843.34	2,818.56

7	Profit from ordinary activities after finance costs but before exceptional items	2,940.33	1,648.04	2,698.13	4,588.37	4,866.25

8	Exceptional items	—	—	89.67	—	130.96

9	Profit from ordinary activities before tax	2,940.33	1,648.04	2,608.46	4,588.37	4,735.29

10	Tax expense (including deferred tax and net of MAT credit entitlement)	662.34	491.35	550.89	1,153.69	1,084.55

11	Net profit / (loss) from ordinary activities after tax	2,277.99	1,156.69	2,057.57	3,434.68	3,650.74

12	Share of profit/ (loss) of jointly controlled entities and associates	0.21	—	0.05	0.21	(0.13)

13	Minority interest	1,026.07	541.67	988.67	1,567.74	1,738.81

14	Net profit after taxes, minority interest and share in jointly controlled entities and associates	1,252.13	615.02	1,068.95	1,867.15	1,911.80

15	Net profit after taxes, minority interest and share in profit of jointly controlled entities and associates but before exceptional items	1,252.13	615.02	1,119.17	1,867.15	2,003.31

16	Other Comprehensive income	208.53	179.59	(548.03)	388.12	(529.37)

17	Share of Minority interest in Other Comprehensive income	(94.36)	281.10	353.97	186.74	585.77

18	Total Comprehensive income after minority interest	1,555.02	513.51	166.95	2,068.53	796.66

19	Paid-up equity share capital (Face value of Re. 1 each)	296.50	296.50	296.50	296.50	296.50

20	Earnings per share after exceptional items (Rs.) (not annualised)

	-Basic	4.22	2.07	3.61	6.30	6.45

	-Diluted	4.22	2.07	3.61	6.30	6.45

21	Earnings per share before exceptional items (Rs.) (not annualised)

	-Basic	4.22	2.07	3.77	6.30	6.76

	-Diluted	4.22	2.07	3.77	6.30	6.76

					(₹ in Crore)

		Quarter ended			Half year ended
S. No.	Segment Information	30.09.2016 (Unaudited)	30.06.2016 (Unaudited)	30.09.2015 (Unaudited)	30.09.2016 (Unaudited)	30.09.2015 (Unaudited)
1	Segment Revenue
a)	Oil & Gas	2,038.59	1,885.11	2,242.06	3,923.70	4,869.06
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	3,269.46	2,354.14	3,813.01	5,623.60	7,435.57
	(ii) Silver - India	481.55	360.37	356.34	841.92	615.57
	(iii) Zinc - International	684.32	453.91	680.01	1,138.23	1,570.28

	Total	4,435.33	3,168.42	4,849.36	7,603.75	9,621.42
c)	Iron Ore	528.72	1,011.19	440.70	1,539.91	953.92
d)	Copper	4,952.50	4,932.43	5,612.74	9,884.93	11,475.89
e)	Aluminium	3,287.68	3,037.52	3,066.40	6,325.20	6,076.43
f)	Power	1,383.93	1,183.34	1,250.51	2,567.27	2,456.50
g)	Others	33.37	34.03	52.37	67.40	101.21

	Total	16,660.12	15,252.04	17,514.14	31,912.16	35,554.43

Less:	Inter Segment Revenue	76.40	15.96	196.83	92.36	354.03

	Net sales/income from operations	16,583.72	15,236.08	17,317.31	31,819.80	35,200.40

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	257.19	(16.71)	130.35	240.48	631.32
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,423.55	581.54	1,661.86	2,005.09	2,912.91
	(ii) Silver - India	376.04	285.17	304.87	661.21	513.87
	(iii) Zinc - International	307.73	221.93	83.28	529.66	274.16

	Total	2,107.32	1,088.64	2,050.01	3,195.96	3,700.94
c)	Iron Ore	64.43	333.91	(7.24)	398.34	14.12
d)	Copper	323.95	383.89	498.26	707.84	969.03
e)	Aluminium	171.71	7.55	12.76	179.26	(155.68)
f)	Power	227.41	250.27	165.33	477.68	323.22
g)	Others	0.09	1.30	21.56	1.39	37.13

	Total	3,152.10	2,048.85	2,871.03	5,200.95	5,520.08

Less:	Finance costs	1,450.28	1,393.06	1,445.94	2,843.34	2,818.56
Add:	Other unallocable income net off expenses	1,238.51	992.25	1,273.04	2,230.76	2,164.73

	Profit before tax and exceptional items	2,940.33	1,648.04	2,698.13	4,588.37	4,866.25

Less:	Exceptional items	—	—	89.67	—	130.96

	Profit before tax	2,940.33	1,648.04	2,608.46	4,588.37	4,735.29

					(₹ in Crore)

		Quarter ended			Half year ended
S. No.	Segment Information	30.09.2016 (Unaudited)	30.06.2016 (Unaudited)	30.09.2015 (Unaudited)	30.09.2016 (Unaudited)	30.09.2015 (Unaudited)
3	Segment assets
a)	Oil & Gas	19,004.71	20,729.09	35,652.50	19,004.71	35,652.50
b)	Zinc, Lead and Silver
	(i) Zinc - India	15,830.04	15,493.14	14,412.45	15,830.04	14,412.45
	(ii) Zinc - International	3,042.20	3,066.75	2,856.53	3,042.20	2,856.53

	Total	18,872.24	18,559.89	17,268.98	18,872.24	17,268.98
c)	Iron Ore	5,042.83	5,114.53	6,232.01	5,042.83	6,232.01
d)	Copper	8,570.10	7,948.36	8,833.52	8,570.10	8,833.52
e)	Aluminium	51,439.82	50,617.38	44,060.33	51,439.82	44,060.33
f)	Power	18,914.80	18,273.46	23,894.89	18,914.80	23,894.89
g)	Others	615.77	618.55	627.76	615.77	627.76
h)	Unallocated	66,867.08	63,962.80	74,710.37	66,867.08	74,710.37

	Total	189,327.35	185,824.06	211,280.36	189,327.35	211,280.36

4	Segment liabilities
a)	Oil & Gas	5,997.09	6,993.59	7,333.17	5,997.09	7,333.17
b)	Zinc, Lead and Silver
	(i) Zinc - India	3,653.29	3,435.78	3,535.62	3,653.29	3,535.62
	(ii) Zinc - International	690.01	795.63	1,065.00	690.01	1,065.00

	Total	4,343.30	4,231.41	4,600.62	4,343.30	4,600.62
c)	Iron Ore	994.80	1,069.24	864.16	994.80	864.16
d)	Copper	12,170.75	11,848.54	11,956.35	12,170.75	11,956.35
e)	Aluminium	11,334.70	10,161.05	7,560.15	11,334.70	7,560.15
f)	Power	2,192.25	1,891.55	4,918.53	2,192.25	4,918.53
g)	Others	53.95	55.87	52.56	53.95	52.56
h)	Unallocated	69,115.10	68,634.86	77,093.19	69,115.10	77,093.19

	Total	106,201.94	104,886.11	114,378.73	106,201.94	114,378.73

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore including pig iron, metallurgical coke (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment represents port/berth. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

Three units of 600 MW each at Jharsuguda and 1 unit of 270 MW at Balco, Korba have been converted from commercial power plant to captive power plant, pursuant to an order of Orissa Electricity Regulatory Authority and increased inhouse demand respectively. Accordingly, the revenue, results, segment assets and segment liabilities of these plants have been disclosed as part of Aluminium segment effective April 1, 2016.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Consolidated Statement of Assets and Liabilities	(₹ in Crore)

Particulars		As at 30.09.2016 (Unaudited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	70,335.10
	(b) Capital work-in-Progress	24,174.46
	(c) Goodwill on Consolidation	5,903.36
	(d) Other Intangible assets	921.87
	(e) Financial assets
	(i) Investments	53.67
	(ii) Trade receivables	34.10
	(iii) Loans	11.12
	(iv) Others	1,755.87
	(f) Deferred tax assets (net)	8,843.07
	(g) Other non-current assets	5,434.21

	Total Non-current assets	117,466.83

2	Current assets
	(a) Inventories	9,165.11
	(b) Financial Assets
	(i) Investments	47,328.56
	(ii) Trade receivables	3,705.20
	(iii) Cash and cash equivalents	2,160.10
	(iv) Other Bank Balances	3,746.88
	(v) Loans	97.32
	(vi) Others	3,113.28
	(c) Current Tax Assets (Net)	0.16
	(d) Other Current Assets	2,543.91

	Total Current assets	71,860.52

	Total assets	189,327.35

B	EQUITY AND LIABILITIES

1	Equity
	Equity Share Capital	296.50
	Other Equity	46,430.23

	Equity attributable to shareholders	46,726.73

2	Minority Interest	36,398.68

	Total Equity	83,125.41

	Liabilities
3	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	41,211.93
	(ii) Other financial liabilities	467.97
	(b) Provisions	2,087.38
	(c) Deferred tax liabilities (Net)	529.22
	(d) Other non-current liabilities	3,841.32

	Total Non-current liabilities	48,137.82

4	Current Liabilities
	(a) Financial liabilities
	(i) Borrowings	18,309.94
	(ii) Trade payables	16,415.58
	(iii) Other financial liabilities	16,231.20
	(b) Other current liabilities	6,553.83
	(c) Provisions	287.59
	(d) Current Tax Liabilities (Net)	265.98

	Total Current Liabilities	58,064.12

	Total Equity and Liabilities	189,327.35

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, Jointly controlled entities, Associate entities, for the quarter and half year ended September 30, 2016 have been reviewed by the Audit Committee at its meeting held on October 27, 2016 and approved by the Board of Directors at their meeting held on October 28, 2016. The statutory auditors of the Company have carried out a limited review of the same.

2	The Board declared an interim dividend @ 175% i.e. ₹ 1.75 per equity share of ₹ 1/- each. The record date for the payment of interim dividend is November 8, 2016.

3	The Company adopted Indian Accounting Standard (“Ind AS”) and accordingly these financial results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34 Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder. The date of transition to Ind AS is April 1, 2015. The impact of transition has been accounted for in opening reserves and the comparative period has been restated accordingly. However, the opening balance sheet as at April 1, 2015 and the results for the subsequent periods would get finalised along with the annual financial statements for the year ending March 31, 2017.

4	On July 22, 2016, Vedanta Limited and Cairn India Limited revised the terms of the proposed merger between Vedanta Limited and Cairn India Limited which was initially announced on June 14, 2015. As per the revised terms, upon the merger becoming effective, non-controlling i.e. public shareholders of Cairn India will receive for each equity share held, one equity share in Vedanta Limited of face value ₹ 1 each and four 7.5% Redeemable Preference Shares in Vedanta Limited with a face value of ₹ 10 each. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India Limited.

NSE and BSE have provided their ‘No Objection’ to the proposed merger and shareholders of Vedanta Limited, Cairn India Limited and Vedanta Resources Plc and the secured and unsecured creditors of Vedanta Limited have approved the Scheme with requisite majority. The Scheme is now subject to the approval of the jurisdictional High Courts and other regulatory approvals.

5	Reconciliation of net profit as per erstwhile Indian GAAP as previously reported and the Total Comprehensive Income as per Ind AS is as follows:

₹ in Crore

Particulars	Quarter ended 30.09.2015
Net profit under previous Indian GAAP	1,932.59
Adjustments
Effect of measuring investments at fair value	645.72

Effect of change in depletion, depreciation and amortisation expense due to change accounting policy - Oil and Gas business	(37.35)

Exploration cost capitalised due to change in accounting policy - Oil and Gas business	58.77
Reversal of goodwill amortised under Indian GAAP	209.23
Effect of change in foreign exchange fluctuation- Oil and Gas business	(472.65)
Capitalisation of stripping (mine waste removal cost) net of depreciation	67.84
Depreciation on fair valuation of certain items of plant and equipment assets	(7.43)
Difference in amortisation relating to port service concession arrangement	5.61
Effect of unwinding of discount on site restoration liability	(17.34)
Major overhaul cost capitalised (net of depreciation)	13.39
Actuarial gain /loss recognised in OCI	10.30
Others	(4.74)
Deferred tax impact on above adjustments	(147.42)
Deferred tax on undistributed profits of subsidiaries	(198.95)

Net profit as per Ind AS (A)	2,057.57

Other Comprehensive income (B)	(548.03)
Total Comprehensive income (A+B)	1,509.54

6	Previous period figures have been regrouped / rearranged, wherever necessary, to conform to current period presentation.

By Order of the Board

Place : New Delhi	Thomas Albanese
Dated : October 28, 2016	Chief Executive Officer & Whole Time Director